December 27, 2024

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
6208 Sandpebble Ct.
Dallas, TX 75254

       Re: Broad Capital Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed December 19, 2024
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed December 20, 2024
           File No. 001-41212
Dear Johann Tse:

       We have reviewed your filings and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed December 20, 2024 Risk Factors, page 23

1. We note that you are seeking to extend your termination date to January 13, 2026, a date which is 48 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October
       7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM
       5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on
       January 13, 2025. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please disclose any
 December 27, 2024
Page 2

       potential impact on your ability to complete an initial business combination, including any provision of your merger agreement with Openmarkets. Please also describe any impact on the market for your securities, including demand for your securities.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-
551-3625 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Andy Tucker